UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

        Form 20-F . . . .X.                   . . .. Form 40-F . . . . . . . .

Issued: 28 June 2023, London UK

GSK completes acquisition of BELLUS Health

GSK plc (LSE/NYSE: GSK) and BELLUS Health Inc. (TSX/NASDAQ: BLU) today announced GSK has completed the acquisition of BELLUS, a biopharmaceutical company working to better the lives of patients suffering from refractory chronic cough (RCC), by way of a plan of arrangement in accordance with Section 192 of the Canada Business Corporations Act (the "Arrangement"). The Arrangement was approved by BELLUS' shareholders on 16 June 2023.

As previously announced, the acquisition of BELLUS includes camlipixant, a potential best-in-class and highly selective P2X3 antagonist currently in phase III development for the first-line treatment of adult patients with RCC.

In connection with the closing of the Arrangement, BELLUS also announced the cancellation of its annual shareholder meeting, which was scheduled for 30 June 2023.

Luke Miels, Chief Commercial Officer, GSK said: "The acquisition of BELLUS is highly synergistic with GSK's expertise in respiratory medicines and is further supported by GSK's leading R&D, manufacturing, and commercialisation capabilities. We are now focused on progressing camlipixant through phase III trials to offer a therapeutic option for RCC patients as soon as possible."

Following the anticipated regulatory approval and launch of camlipixant, the acquisition is expected to be accretive to adjusted EPS from 2027 and has the potential to deliver significant sales through 2031 and beyond.

Financial Considerations
Upon completion of the Arrangement, GSK acquired all outstanding common shares of BELLUS for US$14.75 per common share in cash, representing a total equity value of US$2.0 billion (£1.6 billion/C$2.6). The per-share price represents a premium of approximately 103% to BELLUS' closing stock price on 17 April 2023 and a premium of approximately 101% to BELLUS' volume-weighted average price (VWAP) over the 30 trading days up to 17 April 2023.

About RCC
It is estimated that 28 million patients suffer from chronic cough, with 10 million patients globally and 6 million in the United States (US) and European Union (EU) suffering from RCC for over a year.1 RCC is defined as a persistent cough for more than eight weeks that does not respond to treatment for an underlying condition or is otherwise unexplained.2 RCC significantly impacts quality of life, with patients suffering from depression (53%), urinary incontinence (~50%), pain, rib fractures, social withdrawal, and loss of sleep.3,4 There are no approved medicines for RCC in the US and EU.

About camlipixant
Camlipixant is an investigational, twice-daily oral P2X3 receptor antagonist for the treatment of RCC, which is currently being evaluated in the CALM phase III clinical development programme. Given the need for novel and effective medicines for RCC, camlipixant has the potential to be a breakthrough in the treatment landscape.

Camlipixant is not currently approved anywhere in the world.

About BELLUS
BELLUS is a late-stage biopharmaceutical company working to better the lives of patients suffering from persistent cough.

About GSK in respiratory
For over 50 years, GSK has led the way in developing medicines that advance the management of asthma and COPD, from introducing the world's first selective short-acting beta agonist in 1969 to launching six treatments in five years to create today's industry-leading respiratory portfolio.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Sarah Clements	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)

Investor Relations:	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Camilla Campbell	+44 (0) 7803 050238	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)
BELLUS enquiries
	Ramzi Benamar	rbenamar@bellushealth.com

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Risk factors" in the company's Annual Report on Form 20-F for 2022, and Q1 Results for 2023 and any impacts of the COVID-19 pandemic.

Early Warning Reporting
In connection with the arrangement above, 14934792 Canada Inc., a wholly-owned subsidiary of GSK and the purchaser for purposes of the arrangement, has filed an early warning report of BELLUS under BELLUS' profile on SEDAR. A copy of the early warning report can also be obtained by contacting Alison Pozzobon at 1-855-593-6274. The address of the 14934792 Canada Inc. is 100 Milverton Drive, Suite 800, Mississauga, Ontario L5R 4H1, and the address of BELLUS is 275 Blvd. Armand-Frappier, Laval (Québec) H7V 4A7.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

References
1 Song et al. The global epidemiology of chronic cough in adults: a systematic review and meta-analysis. Eur Respir J. 2015; 45: 1479-1481.
2 Meltzer et al. Prevalence and Burden of Chronic Cough in the United States. J of Allergy Clin Immunol Pract. 2021; 9:4037-44.
3 Dicpinigaitis et al. Prevalence of Depressive Symptoms Among Patients With Chronic Cough. CHEST. 2006; 130 (6): 1839 - 43.
4 Chamberlain et al. The impact of chronic cough: a cross-sectional European survey. Lung. 2015 Jun;193(3):401-8.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: June 28, 2023

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc